Exhibit 1

Privileged & Confidential

Magnolia Infrastructure Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02116

January 2, 2019

American Midstream Partners, LP

c/o American Midstream GP, LLC, its general partner

2103 CityWest Blvd.

Building #4, Suite 800

Houston, TX 77042

Attn:	Members of the Conflicts Committee of the Board of Directors of American Midstream GP, LLC (the “Conflicts Committee”)

Re:	Possible acquisition of all outstanding publicly held Common Units of
American Midstream Partners, LP

Ladies and Gentlemen:

Reference is made to the non-binding offer, dated September 27, 2018 (the “Original Non-Binding Offer”), made by Magnolia Infrastructure Holdings, LLC (“Magnolia”), a subsidiary of ArcLight Energy Partners Fund V, L.P., regarding a possible transaction pursuant to which a subsidiary of Magnolia (“ArcLight SPV”) would acquire all of the outstanding Common Units of American Midstream Partners, LP (“AMID”) not already owned by Magnolia and/or certain of its affiliates (the “Transaction”).

We appreciate the time spent and efforts made by the Conflicts Committee and its advisors so far to facilitate our due diligence and a review of AMID’s business in connection with the potential Transaction. As you are aware, since the date of the Original Non-Binding Offer, the U.S. financial and M&A markets and the commodity markets have all experienced a significant decline, which have negatively impacted AMID’s business and leverage situation, as evidenced by the significant collapse in the trading price of AMID Common Units materially below the price set forth in the Original Non-Binding Offer. In light of these events, and subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are submitting this revised non-binding offer (this “Revised Non-Binding Offer”) to reaffirm our interests in executing the Transaction and to revise our offer price to $4.50 in cash in exchange for each issued and outstanding publicly held Common Unit of AMID that is not directly owned by Magnolia and its affiliates.

The proposed structure of the Transaction, and the key assumptions on which the principal terms set forth above are based, remain as set forth in the Original Non-Binding Offer. The delivery of this Revised Non-Binding Offer to AMID has been approved by the ArcLight Investment Committee. On Thursday, January 3, 2019, Magnolia and certain of its affiliates intend to file an amended Schedule 13D as required under applicable securities laws and regulations and issue a press release, which such filing and press release will disclose this Revised Non-Binding Offer.

This Revised Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Magnolia or any of its affiliates. A binding obligation of Magnolia (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by ArcLight SPV and AMID of a definitive agreement (the “Definitive Agreement”) setting forth all of the terms and conditions relevant to the Transaction. The Original Non-Binding Offer is hereby withdrawn, and Magnolia and its affiliates reserve their right to withdraw this Revised Non-Binding Offer at any time, for any reason, at Magnolia’s sole discretion.

Magnolia is well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. After receipt of this Revised Non-Binding Offer and, if this Revised Non-Binding Offer is acceptable to AMID, Magnolia and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with AMID in respect to the Transaction.

We look forward to receiving AMID’s response to this Revised Non-Binding Offer and stand prepared to continue the discussion of our analysis of the potential Transaction with the Conflicts Committee and its advisors and any other representatives of AMID at AMID’s convenience. This Revised Non-Binding Offer shall expire on January 31, 2019.

[Signature Page Follows]

Sincerely,

Magnolia Infrastructure Holdings, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President